200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com

November 3, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jennifer R. Hardy
Dorine H. Miller

Re:	Physicians Formula Holdings, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 11, 2008
File No. 001-33142

Ladies and Gentlemen:

On behalf of Physicians Formula Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the supplemental letter, dated October 24, 2008, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”).  The Company’s response below corresponds to the caption and number of the Staff’s comment (which is reproduced below in italics).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Proxy Statement
Executive Compensation
Annual Cash Incentive Compensation, page 12

1.
We note your response to prior comment 3 with respect to 2008 performance targets.  Please tell us whether the achievement of an objective performance goal based on the level of adjusted EBITDA is materially different than the compensation policies applied for fiscal 2007.  If so, tell us, with a view toward future disclosure, the specific financial performance target amounts for the 2008 fiscal year.  See Instruction 2 to Item 402(b) of Regulation S-K, page 34 of the Final Rule Release No. 33-8732A, and Question 118.02 of our Compliance and Disclosure Interpretations, which is available on our website under the Division of Corporation Finance.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission
November 3, 2008

Response:  While the performance metrics used for the 2008 bonus plan represent a change from the single metric used for the 2007 bonus plan, the Compensation Committee’s policy to set the targets based on the Company’s internal budget was applied consistently in 2007 and 2008, and in that respect does not represent a material change to its prior compensation policies.  The payouts under the 2008 bonus plan will be based on three performance goals weighted as follows: 40% of the bonus will be based on the attainment of an adjusted EBITDA target; 40% of the bonus will be based on the attainment of a net sales target; and 20% of the bonus will be based on a discretionary individual performance evaluation.  The payout under the 2007 bonus plan was based entirely on the attainment of an adjusted EBITDA target.  The addition of a net sales target and an individual performance evaluation in 2008 represents a change from the single adjusted EBITDA metric used for 2007, which the Company currently intends to describe in its definitive proxy statement for its annual meeting of stockholders in 2009 (the “2009 Proxy Statement”) as follows:

In 2008, the Committee approved a new structure for the 2008 bonus objective for the named executive officers.  In 2007, bonuses for the named executive officers were calculated based on the achievement of an adjusted EBITDA target.  On March 7, 2008, the Committee expanded the performance goals such that bonuses for each of the named executive officers under the 2008 bonus plan were calculated as follows: 40% of the bonus was based on the attainment of an adjusted EBITDA target; 40% of the bonus was based on the attainment of a net sales target; and 20% of the bonus was based on a discretionary performance evaluation.  We had traditionally used adjusted EBITDA as the target performance metric under our non-equity incentive plans when we were a private company because a market multiple methodology based on an EBITDA multiple is commonly used in private company valuations and we sought to reward the executive officers for increasing value for our investors.  The Committee also believed that adjusted EBITDA was a measure that best reflected our overall operating performance without the effects of certain non-cash charges.  In 2008, the Committee expanded the performance metrics to include a net sales target and an individual performance evaluation.  The Committee decided to reward the executive officers for achievement of a net sales target because, as a high-growth public company, year-over-year improvement in our net sales is an important part of our strategy to create long-term stockholder value.  The Committee believed that the new bonus structure would motivate the executive officers to successfully execute our top-line growth objectives, which would be reflected in our net sales.  The Committee added a discretionary component based on individual performance to reward the named executive officers for individual contributions to our long-term strategy that are not necessarily reflected in our annual financial results.

Despite this change in the particular performance targets in 2008, the Committee’s expectation of achievability of the performance targets in 2008 is not materially different

Securities and Exchange Commission
November 3, 2008

than the Company’s historical level of achievement of bonus plan targets.  The Committee’s policy is to set the bonus plan targets at levels that are challenging and would reflect superior performance.  While the bonus plan targets are not unachievable, it would be extremely difficult for the executive officers to substantially exceed the targets and receive a maximum payout under the bonus plan.  Consistent with this philosophy, the adjusted EBITDA target of $23.5 million for 2007 was $1 million less than the Company’s budgeted EBITDA for 2007, which was set at a level that management and the Committee considered to be aggressive.  The net sales and adjusted EBITDA targets for 2008 were set at the Company’s budgeted net sales and adjusted EBITDA for 2008, because management and the Committee believed that it would be difficult for the Company to achieve those results.

The Company has reviewed Instruction 2 to Item 402(b) of Regulation S-K, page 34 of the Final Rule Release No. 33-8732A, and Question 118.02 of the Securities and Exchange Commission’s Compliance and Disclosure Interpretations, and does not believe that Instruction 2 to Item 402(b) of Regulation S-K requires disclosure of performance targets for the current fiscal year.  The performance target amounts for the current fiscal year relate to future compensation.  The primary focus of the CD&A is on compensation for the most recently completed fiscal year, which, in the case of the definitive proxy statement for the 2008 annual meeting of stockholders (the “2008 Proxy Statement”), is 2007.  The Company believes that Instruction 2, as discussed on page 34 of Final Rule Release No. 33-8732A, requires disclosure regarding decisions made after the last fiscal year end with respect to compensation earned in the prior fiscal year, such as the Committee’s determination of the 2007 cash bonus payouts with respect to 2007 performance in early 2008.  Accordingly, the Company disclosed the 2007 performance target and the Company’s level of achievement of that target in the 2008 Proxy Statement.  The Company does not believe, however, that Instruction 2 applies to determinations of future compensation made in the current fiscal year, particularly where such determinations would not “affect a fair understanding of the named executive officers compensation for the last fiscal year.”  Since the Committee believes that its action in 2008 in establishing the 2008 performance target amounts does not affect a fair understanding of compensation paid to named executive officers for 2007, the Company does not believe that disclosure of those targets for 2008 is required in the 2008 Proxy Statement under Instruction 2.

In addition, the “forward-looking” performance targets established by the Committee for 2008 may not necessarily coincide with the Company’s guidance to the financial markets regarding its expected financial performance for 2008, and could be misleading to investors.  The Company may update its guidance to the financial markets due to changes in external factors, such as changes in consumer demand.  While the Committee retains discretion to adjust the performance measures under the 2008 bonus plan, such

Securities and Exchange Commission
November 3, 2008

adjustments may not necessarily coincide with the Company’s guidance and could lead investors and others outside of the Company to draw erroneous conclusions about the Company and its anticipated performance.  Furthermore, since the performance targets for 2008 are the basis for future bonus amounts not yet earned, they would not provide stockholders with additional material insight into the named executive officers’ compensation for the prior fiscal year.

As noted in our prior response, the Company intends to specifically disclose the 2008 performance targets (i.e., the net sales and adjusted EBITDA targets) for the 2008 bonus plan in its 2009 Proxy Statement.  The Company will also include a discussion of actual performance results as compared to the targets and an analysis of how these results impacted the actual bonus paid to each executive officer.  The Company believes that this approach fully complies with Instruction 2, which requires disclosure regarding decisions made after the last fiscal year end with respect to compensation earned in the prior fiscal year.

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Securities and Exchange Commission
November 3, 2008

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191 or Elisabeth Martin at (312) 861-3055.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:           Ingrid Jackel
Joseph J. Jaeger
        Physicians Formula Holdings, Inc.